EXHIBIT 99.2

PDL, Inc. and Associates, Limited Copartnership

Unaudited Financial Statements Year Ended December 31, 2004

PDL, INC. AND ASSOCIATES, LIMITED COPARTNERSHIP

BALANCE SHEET DECEMBER 31, 2004 (UNAUDITED)

ASSETS

CASH AND CASH EQUIVALENTS	$1,253,701

ACCOUNTS RECEIVABLE—Net of valuation allowance of $102,385	36,360

PROPERTY—Net of accumulated depreciation of $3,923,065	4,063,811

CASH IN ESCROW	711,579

PREPAID EXPENSES	114,504

DEFERRED MORTGAGE COSTS—
Net of accumulated amortization of $255,116	182,443

TOTAL	$6,362,398

LIABILITIES AND PARTNERS’ DEFICIENCY

ACCOUNTS PAYABLE	$137,834

ACCRUED EXPENSES	248,712

OTHER LIABILITIES	279,349

MORTGAGE PAYABLE	16,313,668

TOTAL LIABILITIES	16,979,563

PARTNERS’ DEFICIENCY	(10,617,165)

TOTAL	$6,362,398

See notes to financial statements.

PDL, INC. AND ASSOCIATES, LIMITED COPARTNERSHIP

STATEMENT OF OPERATIONS AND PARTNERS’ DEFICIENCY YEAR ENDED DECEMBER 31, 2004 (UNAUDITED)

INCOME:
Rent	$4,456,287
Interest	8,715
Other	65,543

Total income	4,530,545

EXPENSES:
Interest	1,232,065
Utilities	662,579
Repairs and maintenance	338,449
Depreciation	308,555
Real estate taxes, other taxes and fees	271,398
Insurance	215,025
Management fees	148,571
Security services	72,402
Rental expenses, including commissions	74,206
Salaries and wages	75,183
Amortization of mortgage costs	43,853
Provision for bad debts—Net of recoveries	16,674
Parking	23,040
Professional services	38,597
Other	42,896

Total expenses	3,563,493

NET INCOME	967,052

PARTNERS’ DEFICIENCY—Beginning of year	(10,864,217)

DISTRIBUTIONS	(720,000)

PARTNERS’ DEFICIENCY—End of year	$(10,617,165)

See notes to financial statements.

PDL, INC. AND ASSOCIATES, LIMITED COPARTNERSHIP

STATEMENT OF CASH FLOWS YEAR ENDED DECEMBER 31, 2004 (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$967,052
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	352,408
Provision for bad debts	16,674
Changes in assets and liabilities:
Decrease in notes and accounts receivable	2,604
Decrease in prepaid expenses	8,123
Increase in cash in escrow	(90,212)
Increase in accounts payable	22,467
Decrease in accrued expenses	(73,549)
Decrease in other liabilities	(34,690)

Net cash provided by operating activities	1,170,877

CASH FLOWS FROM INVESTING ACTIVITIES—
Building additions and improvements	(76,694)

CASH FLOWS FROM FINANCING ACTIVITIES:
Mortgage payments	(218,130)
Distributions to partners	(720,000)

Net cash used in financing activities	(938,130)

NET INCREASE IN CASH AND CASH EQUIVALENTS	156,053

CASH AND CASH EQUIVALENTS—Beginning of year	1,097,648

CASH AND CASH EQUIVALENTS—End of year	$1,253,701

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:

CASH PAID FOR INTEREST	$1,233,004

See notes to financial statements.

PDL, INC. AND ASSOCIATES, LIMITED COPARTNERSHIP NOTES TO FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2004 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—PDL, Inc. and Associates, Limited Copartnership (the “Partnership”) was formed in June of 1990. The general partner is PDL, Inc., a wholly-owned subsidiary of Presidential Realty Corporation. The primary asset of the Partnership is an office building located in Hato Rey, Puerto Rico, known as Home Mortgage Plaza.

Income taxes—No provision has been made for income taxes because, as a partnership, such taxes are the responsibility of the individual partners.

Property—Property, principally a building, is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally ten to thirty-one years. Repairs and maintenance are charged to operations as incurred.

The Partnership reviews its investment in its property for possible impairment at least annually, and more frequently if circumstances warrant. Impairment is determined to exist when estimated amounts recoverable through future operations on an undiscounted basis is below the property’s carrying value. If the property is determined to be impaired, it would be written down to its estimated fair value.

Deferred mortgage costs—Deferred mortgage costs are amortized over the term of the mortgage using the interest method.

Use of estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents—For the purposes of this statement, the Partnership considers liquid investments purchased having a maturity of three months or less to be cash equivalents.

Revenue recognition—The Partnership acts as a lessor under operating leases with rental revenue recognized on a straight line basis over the related lease term.

2. MORTGAGE PAYABLE

The building is subject to a mortgage payable dated April 1998 with an original principal balance of $17,500,000. The mortgage bears interest at a rate of 7.38% per annum until May 11, 2008, at which time the outstanding principal balance is expected to be repaid. However, the maturity date of the mortgage is May 11, 2028 and if the mortgage is not repaid in 2008, the interest rate will be increased by 2% and additional repayments will be required from the surplus cash flows from the operations of the property (after payment of operating expenses) which will be applied to the outstanding principal amount.

At December 31, 2004, the mortgage payable is due as follows:

2005	$238,601
2006	257,079
2007	276,988
2008	15,541,000

$16,313,668

3. RELATED PARTY TRANSACTIONS

Included in the statement of operations and partners’ deficiency are $20,000 of general partner administrative fees.

4. MINIMUM FUTURE RENTAL INCOME

The Partnership is the lessor for various commercial tenants under non-cancelable operating leases.

The future non-cancelable lease payments are as follows:

2005	$2,420,405
2006	1,007,969
2007	621,405
2008	226,206
2009	80,217
Thereafter	15,698

$4,371,900

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